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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes       No X
                                    ---      ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes       No X
                                    ---      ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes        No X
                                   ---       ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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       ENDESA Starts up the Second Gas Turbine at Its Tenerife CCGT Plant

     NEW YORK--(BUSINESS WIRE)--July 15, 2004--ENDESA(NYSE:ELE):

     -- The company is also completing its CCGT plant in the island of Gran Canaria.

     -- Total investment in the two plants, which have combined capacity of 420 MW, is over Euro 360 million.

     ENDESA (NYSE:ELE) has started up the second of the three turbines at its new CCGT plant in Tenerife, located at Granadilla thermal power plant site.
     This 70 MW turbine, which follows another similar one brought on stream in October last year, increases ENDESA's installed generation capacity on the island by 10% to 769 MW.
     The company is also close to completing the Gran Canaria CCGT plant, having assembled the 70 MW steam turbine. This turbine, together with the two gas turbines, gives the new power plant generation capacity of 210 MW. In all, ENDESA has 870 MW of installed capacity in the island.
     ENDESA expects to bring the first of the CCGTs in the islands, the one in Gran Canaria during the second half of this year, and the Tenerife CCGT in 2005.
     The two plants will pave the way for the natural gas to be brought to the islands, as the feasibility of the use of this new fuel there depends on its use in generating electricity.
     ENDESA's investment in these two modern plants exceeds Euro 360 million, making it the largest industrial investment ever in the Canary Islands since the start-up of the Granadilla (Tenerife) and Barranco de Tirajana (Gran Canaria) thermal plants in 1996.

     CONTACT: ENDESA
              North America Investor Relations Office
              David Raya, 212-750-7200
              http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ENDESA, S.A.

Dated: July 15th, 2004            By: /s/ David Raya
                                     --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations